FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 3 March 2005 to 31 March 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed: /s/	M A C Clark
Chief Legal Officer and Group Secretary

Dated:	31 March 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons
– RJ Stack, 8 March 2005

99.2	Notification of Interests of Directors & Connected Persons
– HT Stitzer, 8 March 2005

99.3	Notification of Interests of Directors & Connected Persons
– JM Sunderland, 8 March 2005

99.4	Notification of Interests of Directors & Connected Persons
– KG Hanna, 8 March 2005

99.5	Notification of Interests of Directors & Connected Persons
– RJ Stack, 8 March 2005

99.6	Notification of Interests of Directors & Connected Persons
– JM Sunderland, 11 March 2005

99.7	Notification of Interests of Directors & Connected Persons
– KG Hanna, 30 March 2005